PROFESSIONALLY MANAGED PORTFOLIOS

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of February 1, 2006, by and between Professionally Managed Portfolios, a Massachusetts business trust (the “Trust”), on behalf of the Stephens Mid Cap Growth Fund (the “Fund”), a series of the Trust, and the Advisor of the Fund, Stephens Investment Management Group, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 21st day of November 2005, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective on the date specified herein, or the date of the commencement of operations of the Fund, whichever is later (the “Effective Date”), and shall remain in effect for a period of not less than two years from the Effective Date, unless sooner terminated as provided in Paragraph 5 of this Agreement. Following the initial two-year term, this Agreement shall remain in effect for successive annual periods subject to renewal by the Board of Trustees of the Trust (the “Board of Trustees”) on an annual basis at a time determined by the Board of Trustees (the “Annual Renewal Date”).

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may be terminated by the Advisor upon written notice to the Board of Trustees at least sixty (60) days prior to the next Annual Renewal Date of the Agreement; however, upon providing such notice the Advisor shall continue to honor its obligations under this Agreement until the next Annual Renewal Date. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. For the avoidance of doubt, and subject to the fiduciary obligations of the Board of Trustees, the Advisor’s right to receive reimbursement of any excess expense payments pursuant to Section 3 hereto shall continue following any termination of this agreement.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the Stephens Mid Cap Growth Fund	STEPHENS INVESTMENT MANAGEMENT GROUP, LLC
By: /s/ Robert Slotky Name: Robert Slotky Title: President	By: /s/ Joseph W. Simpson Name: Joseph Warren Simpson Title: President

Appendix A

Fund	Operating Expense Limit
Stephens Mid Cap Growth Fund	1.50%